Mail Stop 3561

October 9, 2009

Mr. Mark S. Heaney, President & CEO
Addus HomeCare Corporation
2401 South Plum Grove Road
Palatine, IL 60067

Re: **Addus HomeCare Corporation**
        Registration Statement on Form S-1/A Amend. No. 4
        Filed on October 1, 2009
        File No. 333-160634

Dear Mr. Heaney:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that the maximum aggregate offering price calculated using the maximum offering price and the amount of securities being registered, including the over-allotment, results in a maximum aggregate offering price of $74.75 million, rather than the $69 million included in the fee table in the initial registration statement. Please revise the fee table to reflect the maximum aggregate offering price. We direct your attention to Rule 457(o) of Regulation C.

Summary Historical and Pro Forma Consolidated Financial and other Data, page 7 and
Unaudited Pro Forma Financial Information, page 38

2.   We note your disclosure that your pro forma statements of income for the fiscal
        year ended December 31, 2008 and the six months ended June 30, 2009 gives
        effect to your borrowings under your new credit facility of $18.8 million and
        repayment of existing credit facility of $58.8 million. However your pro forma
        consolidated balance sheet data as of June 30, 2009 give effect to borrowings
        under the new credit facility of $26.6 million and repayment of existing facility of
        $60.1 million. While there appears to be some disclosure related to the difference
        in Note 4, a clear reconciliation of the difference would aid an investor in
        understanding this difference. Please revise to clarify the factors that attribute to
        this difference.

Unaudited Pro Forma Financial Information, page 38

3.   We note your disclosure that the pro forma financial statements include the
        elimination of fees payable to your affiliate Eos Funds under the management
        consulting agreement. Please (i) reconcile this disclosure with your disclosures
        on page 42, (ii) show us where these fees are provided for in your pro forma
        adjustments, (iii) disclose the nature of the management fees and the services
        provided and (iv) demonstrate to us how the elimination of these fees are
        appropriate under Article 11 of Regulation S-X.

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2009, page 39

4.   We note the adjustments you made to additional paid in capital of $82,007 and
        elimination of retained earnings of $7,913. Please revise your disclosures on page
        42 to clarify how these adjustments were determined (i.e. a reconciliation).

Notes to Unaudited Pro Forma Financial Information, page 42

5.   Please revise to disclose in detail the adjustments relating to elimination of
        general and administrative expenses $(350) and $(176), respectively, in the
        unaudited pro forma consolidated statements of income for the calendar year
        ended December 31, 2008 on page 40 and the unaudited pro forma consolidated
        statements of income for the six months ended June 30, 2009 on page 41.

6.   We note your disclosure in Note 1(c) that you have recorded approximately $10.8
        Million of goodwill relating to the contingent payment. However, the contingent
        agreement as disclosed on page 121, indicate the contingent payment should be
        $10 Million, with any additional amount attributed to interest. Please reconcile
        this apparent inconsistency and revise your disclosures as appropriate.

7.   We note various adjustments totaling $5,341 (Note 3) which appear to be charged to additional paid-in capital. Please tell us why you believe such a charge is appropriate and why such amounts should not be charged to retained earnings.

8.   We note various adjustments to interest expense under Note 4. Please provide us your analysis supporting such amounts.

9.   Please disclose the interest rate of the new credit facility and, if applicable, how the interest rate can vary. Further, please disclose the effect on income of a 1/8 percent variance in interest rates.

10.   It does not appear that the elimination of your interest rate agreement in Note 4(iii) is directly attributable to the transaction nor is it factually supportable. Please note that infrequent or non-recurring charges should not be eliminated in the preparation of your pro forma income statements. Refer to Article 11 of Regulation S-X for further guidance. Please revise or advise.

11.   We note your pro forma adjustments to income tax expense to the unaudited pro forma consolidated statements of income for the year ended December 31, 2008 and for the six-months ended June 30, 2009. Considering that your adjustments increase your effective income tax rate for each period, please disclose the facts and circumstances in a sufficiently detailed manner to clearly explain the assumptions involved in arriving at your pro forma adjustments.

Principal Stockholders, page 124

12.   We note that the beneficial ownership table does not include common stock or options that will be issued immediately following the date of the prospectus. Please explain why such stock and options are not reflected in the beneficial ownership table pursuant to Item 403 of Regulation S-K, which refers to Rule 13d-3(d)(1) of the Exchange Act.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to Bill Kearns at (202) 551-3727 or Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Dominick DeChiara, Esq.
       Nixon Peabody LLP
       Fax: (866) 402-0836